UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 12, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dot Hill Systems Corp.

File No. 1-13317 - CF#31459

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Dot Hill Systems Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 8, 2014, as amended on December 3, 2014.

Based on representations by Dot Hill Systems Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 30, 2016
Exhibit 10.4	through October 30, 2016
Exhibit 10.5	through October 30, 2016
Exhibit 10.6	through October 30, 2016
Exhibit 10.7	through October 30, 2016
Exhibit 10.8	through October 30, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary